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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

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DOMINUS MULTIMANAGER FUND, LTD.,
Individually and on Behalf of All Others
Similarly Situated,

                     Plaintiff,

     vs.

INFINITY Q CAPITAL MANAGEMENT
LLC, INFINITY Q VOLATILITY ALPHA
FUND, L.P., INFINITY Q VOLATILITY
ALPHA OFFSHORE FUND, LTD., JAMES
VELISSARIS, LEONARD POTTER, SCOTT
LINDELL, U.S. BANCORP FUND
SERVICES, LLC, QUASAR
DISTRIBUTORS, LLC, EISNERAMPER
LLP, BONDERMAN FAMILY LIMITED
PARTNERSHIP, LP, INFINITY Q
MANAGEMENT EQUITY, LLC, TRUST
FOR ADVISED PORTFOLIOS,
CHRISTOPHER E. KASHMERICK, JOHN C.
CHRYSTAL, ALBERT J. DIULIO, S.J.,
HARRY E. RESIS, RUSSELL B. SIMON, and
STEVEN J. JENSEN,

                     Defendants.

———————————————————— X

Index No.

<u>CLASS ACTION</u>

COMPLAINT FOR COMMON LAW
FRAUD, FRAUDULENT INDUCEMENT,
FRAUDULENT CONCEALMENT,
NEGLIGENCE, NEGLIGENT
MISREPRESENTATION, UNJUST
ENRICHMENT, AND AIDING AND
ABETTING

<u>DEMAND FOR JURY TRIAL</u>

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Plaintiff Dominus Multimanager Fund, Ltd. ("Plaintiff"), individually and on behalf of all other persons similarly situated, by their undersigned attorneys, brings this Complaint against defendants Infinity Q Capital Management LLC ("Infinity Q" or the "Adviser"), Infinity Q Volatility Alpha Fund, L.P. (the "Volatility Master Fund"), Infinity Q Volatility Alpha Offshore Fund, Ltd. (the "Volatility Feeder Fund"), James Velissaris ("Velissaris"), Leonard Potter, Scott Lindell, U.S. Bancorp Fund Services, LLC ("U.S. Bancorp" or "Administrator"), Quasar Distributors, LLC ("Quasar"), EisnerAmper LLP, Bonderman Family Limited Partnership, LP ("Bonderman"), Infinity Q Management Equity, LLC, Trust for Advised Portfolios (the "Trust"), Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, Russell B. Simon, and Steven J. Jensen (collectively, "Defendants") and allege the following based upon personal knowledge as to Plaintiff and Plaintiff's own acts, information, and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through Plaintiff's attorneys, which included, among other things, a review of Defendants' public documents, announcements made by Defendants, periodic reports, marketing materials, wire and press releases published by and regarding the Volatility Master Fund and the Volatility Feeder Fund (collectively, the "Volatility Fund," or the "Funds"),[1] analysts' reports and advisories, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1.   This is a class action brought on behalf of all persons and entities who purchased securities issued by the Funds between February 1, 2017 and February 22, 2021 (the "Class

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[1]   The Volatility Master Fund is a limited partnership hedge fund. The Volatility Feeder Fund is a Cayman Islands Exempted Company that operates as a "feeder" fund into the Volatility Fund by effectively investing all of its assets into the limited partnership Volatility Fund.

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Period"), and were damaged thereby (the "Class"). This lawsuit seeks to recover the massive damages suffered by Plaintiff and the Class under common law fraud, fraudulent concealment, fraudulent inducement, negligent misrepresentation, negligence, unjust enrichment, and aiding abetting the violations of law detailed herein.

2.   This case arises from one of the most egregious investment fund collapses in history wherein the Funds lost over 40% of their respective values after a forced liquidation by the U.S. Securities and Exchange Commission ("SEC") due to, *inter alia*, Defendants': (a) manipulation of the pricing methodology for the Funds' assets; (b) failure to employ the valuation methodologies and internal controls policies and procedures represented to investors; and (c) material overstatement of the Funds' net asset value ("NAV").[2] Throughout the Class Period, and at all relevant times, Infinity Q served as the investment adviser that managed the Funds. The Funds were marketed to investors seeking moderate growth and asymmetric returns through a "swap" strategy that would purportedly preserve capital and avoid the massive risks of aggressive hedge funds seeking greater returns. Swaps are bilateral contracts, brokered by banks, that traders use to bet on asset prices, interest rates, or other financial trends.

3.   Infinity Q attracted hundreds of millions of dollars of inflows and boasted of its close connection between founder and Chief Investment Officer ("CIO") Velissaris, and the veteran private equity billionaire David Bonderman, the founding partner of private-equity giant TPG. Infinity Q was an outgrowth of Bonderman's family wealth management office, Wildcat Capital Management, and was established and ultimately overseen by Bonderman.

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[2]   NAV equals the total value of the cash and securities in a fund, less any liabilities. The daily calculation of the NAV is critical to market confidence and necessary for the market to value the shares of any mutual fund or hedge fund.

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4. A now-archived version of Infinity Q's website states that Infinity Q was "managed by David Bonderman's family office." Similarly, *Bloomberg* ran an article in 2015 entitled: "Bonderman's Wildcat Family Office Backing Hedge Fund for the Masses." The article stated:

> David Bonderman amassed a $3 billion fortune in private equity for sophisticated investors. He's now selling hedge fund strategies to the masses.
>
> Bonderman, whose TPG Capital has owned companies such as Continental Airlines and retailer J Crew Group Inc., is using a family office that manages a portion of his money – Wildcat Capital Management – to back a startup investment business. ***Infinity Q Capital Management is offering retail and other investors a version of the hedge fund programs it uses for the billionaire, said James Velissaris, chief investment officer for the new firm***.
>
> Run by Wildcat employees, Infinity Q can sell products such as liquid alternative mutual funds to outside investors. It means Bonderman, 72, can profit from the expertise of his personal money managers, who in turn can earn more money.

5. A website touting Infinity Q further underscored the link between Bonderman and the investment funds managed by Infinity Q:

> ***Infinity Q Capital Management is a pioneering investment advisor managed by David Bonderman's family office***. The Investment team at Infinity Q develops next generation forecasting models to identify persistent behavioral biases across global markets. Infinity Q uses volatility strategies to manage mutual funds, hedge funds and separately managed accounts. ***Our "quantamental" approach combines the depth of private equity with the breadth of quantitative research to blend next generation forecasting models with rigorous fundamental analysis***.

6. Wildcat Capital Management and Infinity Q were essentially two sides of the same coin, being managed by overlapping personnel, employing similar (if not identical) investment strategies, and being run out of the same offices.

7. The Funds' "alternative strategies" referred, in large part, to investments in total return swaps. Total return swaps are contracts by which parties agree to exchange sums equal to the income streams produced by specified assets (hereinafter, "swap contracts").

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8. Because the value of swap contracts can depend on a variety of factors, they have the potential to offer returns that do not move in sync with overall stock and bond markets. The opaque nature of swap contracts can also make them difficult to value. For this reason, Infinity Q purportedly relied on models provided by third-party pricing services to determine the value of certain of the Funds' swap contracts for the purpose of calculating the daily NAV. Indeed, all of the Funds' swap contracts were categorized in Levels 2 and 3 of the Financial Accounting Standards Board ("FASB") pricing hierarchy, meaning that their valuations carried the highest amounts of risk and uncertainty.

9. Infinity Q's overarching trading strategy appeared to initially pay off, particularly during the brunt of the early 2020 selloff related to the COVID-19 pandemic. Private marketing materials to prospective investors showed that the Volatility Fund experienced significant growth between March 2020 and August 2020 by purportedly employing effective investment strategies.

10. At this same time, Infinity Q marketed and sold a related mutual fund, the Infinity Q Diversified Alpha Fund (the "Diversified Fund"), issued by the Trust and sold to the general public via Quasar as the Diversified Fund's principal distributor and underwriter. Infinity Q employed a similar strategy in managing the assets of both the Funds and the Diversified Fund, and, at times, included the same assets in the portfolios of the Funds and the Diversified Fund. The Trust was run by a Board of Trustees (the "Trust Board"). The members of the Trust Board were the officers of the Trust, many of whom signed public filings with the SEC on behalf of the Diversified Fund and all of whom exercised control over the Diversified Fund and the Diversified Fund's marketing efforts. Furthermore, the Trust Board represented to investors that it was providing effective oversight over Infinity Q, including by reviewing the valuations of assets placed in the Diversified Fund (some of which were also placed in the Funds) and performing various valuation, audit, oversight, and risk management functions.

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11.   In total, the Funds and the Diversified Fund raised billions of dollars from investors. Although the offering materials for the Funds provided boilerplate risk disclosures, including potential risks associated with "Models and Data," "Manager Risk," "valuation" risk, and "Misconduct of Infinity Q Personnel Third-Party Service Providers," the materials failed to disclose *any* known risk that the valuations could be based, in part, on third-party valuation models that had been ***intentionally*** manipulated by Infinity Q. Using these manipulated valuations, Defendants successfully caused Infinity Q to show hundreds of millions of dollars in false, exaggerated gains, creating a false record of success that Infinity Q in turn used to charge inflated fees, induce existing pool participants to commit additional monies, and lure in new participants.

12.   Rather than disclose the truth, the Funds' marketing materials instead boasted of the purportedly robust valuation procedures, methodologies, and controls employed by each of the Funds to ensure accurate NAV pricing that reflected the true value of the Funds' assets and that were subject to vigorous oversight and cross checks to ensure pricing integrity. Similarly, the Funds' offering materials omitted and failed to disclose the material risk that investors faced catastrophic losses of their capital investment due to improper valuations of the Funds' large swap and derivatives portfolio. These representations were bolstered by the purported due diligence and oversight being provided by the Trust Board in connection with the related Diversified Fund and the Trust Board's oversight of the Adviser.

13.   Despite these reassurances, during the Class Period, Infinity Q personnel engaged in systematic remarking of the Funds' assets in order to make the Funds' NAV appear artificially higher. The Funds and the Diversified Fund have subsequently admitted that a significant portion of their portfolios were deliberately mismarked for an extended period of time. As reported by *The Wall Street Journal* in the spring of 2021, one particular valuation was mathematically impossible, a fact confirmed by a former Morgan Stanley managing director who reviewed the

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disclosures. In another instance, the disclosures show Infinity Q entered two nearly identical swap contracts referencing the same index over the same period, yet booked a gain on one that was more than three times as large as the other – an outcome analysts said defied logic.

14.　*The Wall Street Journal* further reported that it interviewed half a dozen equity derivatives traders and academics who reviewed Infinity Q's positions as published in regular disclosures with the SEC. Those interviews and *The Wall Street Journal's* analysis of the portfolio compiled by Infinity Q revealed material departures from standard practices in how investments are typically valued. Thus, any valuation professional – and especially the members of the Valuation Committee of Infinity Q, the Valuation Committee of the Trust Board, and U.S. Bancorp's valuation personnel, who were specifically charged with reviewing the valuation of assets by Infinity Q – could have identified this obvious inconsistency, as the SEC and other market participants ultimately did.

15.　The irregularities in the prices of the Funds and the Diversified Fund, however, did draw the SEC's attention, and in May 2020 the SEC's Division of Enforcement launched an inquiry into Infinity Q's securities valuation practices. By November 2020, the SEC's investigation had expanded to include U.S. Bancorp. Because of the ongoing valuation issues, Infinity Q announced at the end of December 2020 that the Diversified Fund would no longer accept new investments, but concealed the basis for that decision and the Funds' ongoing problems (and even misled some investors by representing that the Diversified Fund had an overflow of investments and sought to pause all inflows to prevent any dilution of performance by holding cash).

16.　On or around February 22, 2021, Infinity Q made the unusual move of halting redemptions to investors and saying it could no longer value its holdings after at least two whistleblowers raised concerns about the Funds to the SEC. The SEC informed Infinity Q of

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evidence that the firm's CIO, defendant Velissaris, had manipulated parameters of third-party pricing models used to value its derivatives, leaving Infinity Q unable to accurately value its holdings. Infinity Q also announced that it had barred Velissaris from trading, placed him on administrative leave, and needed to reassess the Funds' previous valuations before returning money to investors. *The Wall Street Journal* reported that, at the time, "[t]he Federal Bureau of Investigation and prosecutors at the Manhattan U.S. attorney's office [were] also investigating" Infinity Q for the same misconduct.

17. As a result, Infinity Q halted redemptions of the Volatility Fund, effective as of February 19, 2021, and began liquidation proceedings.

18. At the time, Infinity Q admitted that "'it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value.'" Infinity Q further admitted that it was unable to verify whether the values for positions other than swaps were reliable, and that it could not calculate an NAV that would enable it to satisfy requests for redemptions of the Funds' shares.

19. By October 31, 2021, the Volatility Fund completed the liquidation of its assets, other than a small investment in a product run by the wife of defendant Velissaris that she has purportedly refused to liquidate. Although the last reported NAV of the Volatility Fund was $1.22 billion (as of February 2021), the Volatility Fund only held $653 million following liquidation, confirming that the NAV had been overstated by $567 million.

20. On February 17, 2022, defendant Velissaris was criminally indicted by the United States Department of Justice ("DOJ") for securities fraud and obstruction of justice for orchestrating a scheme to lie to the Funds' investors and falsify documents. On the same day, both the SEC and the Commodity Futures Trading Commission ("CFTC") also civilly charged Velissaris with, *inter alia*, fraud for overvaluing the Funds' assets by more than $1 billion while

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pocketing tens of millions of dollars in fees. The SEC's complaint alleged that, from at least 2017 through February 2021, Velissaris engaged in a fraudulent scheme to overvalue assets held by the Volatility Fund. According to the complaint, Velissaris executed the overvaluation scheme by altering inputs and manipulating the code of a third-party pricing service used to value the Funds' assets. Moreover, Velissaris falsely showed gains on hundreds of swaps held by two commodity pools managed by Infinity Q, a CFTC-registered commodity pool operator. The SEC also alleged that, by masking actual performance, Velissaris sought to thwart redemptions by investors who likely would have requested a return of their money had they known the Funds' actual performance, particularly in the volatile markets in the wake of the COVID-19 pandemic. The SEC complaint further alleged that at times during the pandemic, the Funds' actual values were less than half of what investors were told.

21.   As a result of these egregious acts, the Funds' investors have been unable to withdraw their money from the Funds, and investors are still waiting and wondering what amount they will receive from the wreckage as Defendants continue to deplete available assets on legal defense costs. Adding insult to injury, Infinity Q has effectively held investors' money hostage unless they release Defendants from liability, further compounding investor damages.

JURISDICTION AND VENUE

22.   This Court has subject matter jurisdiction over this action pursuant to Article VI, §7(a) of the Constitution of the State of New York, which authorizes it to serve as a court of "general [and] original jurisdiction in law and equity." The amount in controversy exceeds the minimum threshold of $150,000 pursuant to §202.70(a) of the Uniform Civil Rules of the New York Supreme Court.

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23.   The Court's personal jurisdiction over Defendants is founded upon the New York Civil Practice Law and Rules ("C.P.L.R.") §§301 and 302, as Defendants transact business within the State of New York within the meaning of C.P.L.R. §302(a)(1).

24.   Defendants regularly and systematically transact business within the State of New York, by, among other things, providing advisory services and transacting in securities in the State, and/or maintaining offices in the State, and they derive substantial revenue from activities carried out in New York. The securities of the Volatility Fund were issued, marketed, and sold to investors from New York City and managed by the Adviser in New York City.

25.   Venue is proper in this County pursuant to C.P.L.R. §§501, 503, and 509 as designated by Plaintiff.

26.   Further, under the Subscription Agreements for the Volatility Feeder Fund, the agreements pursuant to investments in the Funds were "governed by and interpreted in accordance with the law of the State of New York." *See* Subscription Agreements, §5.08(a). Further, the parties to the Subscription Agreements "waive[d], to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of venue of any such action or proceeding in the courts of the State of New York." *Id.*, §5.08(c).

PARTIES

27.   Plaintiff Dominus Multimanager Fund, Ltd. purchased Volatility Fund securities during the Class Period and was economically damaged thereby.

28.   Defendant Infinity Q Capital Management LLC is the investment adviser to the Funds and general partner to the Volatility Fund. Infinity Q is registered as an investment adviser under the Investment Company Act of 1940 ("ICA"). Infinity Q was retained by the Funds under an investment advisory agreement to act as the Funds' Adviser, with the authority to make all investment decisions for the Funds, in exchange for a monthly management fee. Infinity Q was

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also responsible for the day-to-day management of the Funds in accordance with the Funds' investment objectives and policies. In addition to providing advisory services to the Funds, Infinity Q also provided advisory services to clients of Wildcat Capital Management, and, at all relevant times, officers of Infinity Q were also officers of Wildcat Capital Management. Infinity Q is a Delaware limited liability company with its principal place of business at 888 7th Avenue, Suite 3700, New York, NY 10106.

29.   Infinity Q Volatility Alpha Fund, L.P. is a Delaware limited partnership that served as the issuer of the Volatility Fund.

30.   Infinity Q Volatility Alpha Offshore Fund, Ltd. is a Cayman Islands Exempted Company that operated as a "feeder" fund into the Volatility Fund by effectively investing all of its assets into the limited partnership Volatility Fund.

31.   Defendant James Velissaris was a Director of the Adviser during the Class Period, and until February 20, 2021, was its CIO. Additionally, Velissaris was a member of the Board of Directors for the Volatility Feeder Fund and was responsible for the overall management and control of the Volatility Fund. Velissaris was also the former Portfolio Manager for Wildcat Capital Management.

32.   Defendant Leonard Potter ("Potter") was the Chairman and Chief Executive Officer of the Adviser during the Class Period. Additionally, Potter was a member of the Board of Directors for the Volatility Feeder Fund and was responsible for the overall management and control of the Volatility Fund. Potter was also the CIO of Wildcat Capital Management.

33.   Defendant Scott Lindell ("Lindell") was the Chief Risk Officer and Chief Operating Officer of the Adviser during the Class Period. Additionally, Lindell was a member of the Board of Directors for the Volatility Feeder Fund and was responsible for the overall management and

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control of the Volatility Fund. Lindell was also the former Head of Risk for Wildcat Capital Management.

34. Defendants Velissaris, Potter, and Lindell are collectively referred to herein as the "Infinity Q Individual Defendants." As directors and/or executive officers of the Volatility Feeder Fund and/or Adviser, the Infinity Q Individual Defendants participated in the solicitation and sale of fund shares to investors in the Funds for their own benefit and the benefit of Infinity Q.

35. Defendant U.S. Bancorp Fund Services, LLC ("U.S. Bancorp" or the "Administrator") was the administrator for the Funds. U.S. Bancorp claims to provide single-source solutions to support a variety of investment strategies and products including mutual funds, alternative investments, and exchange traded funds. U.S. Bancorp received fees, commissions, and/or profits from the Funds as part of its role as the Administrator for the Funds. As Administrator, U.S. Bancorp was responsible for the computation of performance data for the Funds, including NAV per share and yield. Indeed, U.S. Bancorp consented to be named as the party "responsible for the calculation of the net asset value" of the Volatility Fund. U.S. Bancorp's former subsidiary, Quasar, also served as the principal underwriter and distributor for the Diversified Fund during the Class Period.

36. Defendant Quasar Distributors, LLC, a former subsidiary of defendant U.S. Bancorp, was the principal underwriter and distributor of the Diversified Fund during the Class Period. Quasar is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. Quasar executed an agreement with the Trust for the sale of Diversified Fund shares to the public, and received fees, commissions, and/or profits from these sales. Quasar's failure to conduct an adequate due diligence investigation was a substantial factor leading to the harm complained of herein. Quasar's knowing facilitation of the fraudulent scheme described herein and knowing failure to conduct adequate due diligence of the Diversified Fund and Infinity Q, as

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it was required to do as the principal underwriter and distributor of the Diversified Fund, provided substantial assistance to the underlying violations of law complained of herein and proximately caused the harm to investors detailed herein.

37.   Defendant EisnerAmper LLP ("EisnerAmper" or the "Auditor") was the Funds' auditor during the Class Period. EisnerAmper audited the Funds' consolidated statement of assets and liabilities. In each Annual Report for the Funds, EisnerAmper represented to investors that the financial statements were "present[ed] fairly, in all material respects," and "in conformity with accounting principles generally accepted in the United States of America."

38.   Defendant Bonderman Family Limited Partnership LP is a limited liability partnership established for the benefit of David Bonderman's family wealth and investments. Bonderman was a control person of the Adviser during the Class Period.

39.   Defendant Infinity Q Management Equity, LLC ("IQME") was a control person of the Adviser during the Class Period.

40.   Defendant Trust for Advised Portfolios, the Diversified Fund's registrant, is a Delaware statutory trust registered with the SEC under the ICA as an open-end management investment company. The Trust is the issuer of the Diversified Fund. The Trust actively controlled the day-to-day operations of the Diversified Fund and was run by the Trust Board.

41.   Defendant Christopher E. Kashmerick ("Kashmerick") was the Chairman of the Trust Board, as well as the Trust's President and Principal Executive Officer during the Class Period.

42.   Defendant John C. Chrystal ("Chrystal") was a trustee of the Trust Board during the Class Period.

43.   Defendant Albert J. DiUlio, S.J. ("DiUlio") was a trustee of the Trust Board during the Class Period.

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44.   Defendant Harry E. Resis ("Resis") was a trustee of the Trust Board during the Class Period.

45.   Defendant Russell B. Simon ("Simon") was Treasurer and Principal Financial Officer of the Trust during the Class Period.

46.   Defendant Steven J. Jensen ("Jensen") was Vice President, Chief Compliance, and AML Officer of the Trust during the Class Period.

47.   Defendants Kashmerick, Chrystal, DiUlio, Resis, Simon, and Jensen are collectively referred to herein as the "Trust Individual Defendants." The Trust and the Trust Individual Defendants are collectively referred to herein as the "Trust Defendants."

48.   The Trust Defendants misrepresented the true facts regarding Infinity Q and aided and abetted Defendants' violations of law, as detailed herein. In addition to being responsible for the public statements made by the Trust, which misrepresented the valuation procedures and risk controls of Infinity Q and thereby artificially inflated the value of the securities issued by the Volatility Fund, the Trust Defendants also had direct oversight of Infinity Q, including with respect to the marking of assets being managed by Infinity Q. Specifically, the Trust Board maintained a Valuation Committee that was purportedly tasked with reviewing and ensuring the integrity of Infinity Q's asset valuations for the Diversified Fund, some of which assets were also held contemporaneously by the Volatility Fund. The Trust Defendants publicly represented that the Trust Valuation Committee "gathers and reviews Fair Valuation Forms that are completed by an Adviser to support its determinations, and which are subsequently reviewed and ratified by the Board." The Trust Defendants also claimed that the Trust Board maintained an Audit Committee and performed a variety of additional oversight and risk management activities with respect to the Diversified Fund and Infinity Q. The Trust Defendants' knowing publication of materially false and misleading statements regarding Infinity Q and failure to perform the due diligence activities

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with respect to their oversight of Infinity Q and the Adviser's valuation procedures, in direct contravention of the Trust Defendants' public representations and assurances, provided substantial assistance to the underlying violations of law complained of herein and proximately caused the harm to investors detailed herein.

FACTUAL BACKGROUND

The Volatility Fund

49.   Starting in February 2017, Infinity Q began to offer access to the Volatility Alpha investment strategy to external investors in a Limited Partnership format. The Volatility Fund was not registered under the Securities Act of 1933, nor was it registered as an investment company under the ICA.

50.   The investment objective of the Volatility Fund was to gain exposure to volatility-based strategies that provide long and short exposure to a diversified portfolio of derivatives across equities, currencies, bonds, interest rates, and commodities markets. Derivatives are instruments that derive their value from the performance of an underlying security or index. These instruments include options, variance swaps, correlation swaps, dispersion swaps, credit default swaps, swaptions, and swap contracts. Through exposure to these strategies, the Volatility Fund attempted to generate positive absolute returns over time in both positive and negative environments for equities, fixed income, and credit markets.

51.   As set forth in the Class Period offering and marketing materials, the Volatility Fund was designed to enhance returns while offering three key differentiating characteristics:

(a)   uncorrelated performance during stressful market environments;

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      (b)   exposure to unique and non-traditional sources of alpha;[3] and

      (c)   asymmetric return/risk profile.

52.   The Volatility Fund was promoted as providing "fundamental and quantitative disciplines in a global, multi-strategy approach that is dynamically adjusted to capture alpha while mitigating risks."

53.   Defendants issued and distributed to investors the following Class Period offering and marketing materials, among other documents and materials, in connection with the continuous offering of the Volatility Fund's shares:

      (a)   Confidential Private Offering Memorandum(s);

      (b)   Confidential Subscription Booklet(s);

      (c)   an unaudited balance sheet, income statement, and general status report of the Volatility Fund's investments and activities during the applicable period after the end of each of the first three quarters of each fiscal year; and

      (d)   an audited balance sheet, statement of operations, statement of cash flows, statement of partners'/shareholders' capital, statement of each partner's/shareholder's schedule of partner's/shareholder's capital (net assets), and audited financial statements of the Volatility Fund prepared in accordance with Generally Accepted Accounting Principles ("GAAP") after the end of each fiscal year (the "Volatility Fund Annual Reports").

54.   Investors read, analyzed, and relied upon the information set forth in these filings and offering and marketing materials in making decisions as to whether and how much to invest in the Funds, as well as whether to retain or sell shares in the Funds.

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[3]   Alpha refers to excess returns earned on an investment above the benchmark return. Because alpha represents the performance of a portfolio relative to a benchmark, it is often considered to represent the value that a portfolio manager adds to or subtracts from a fund's return.

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55.   Mutual funds and hedge funds like the Funds at issue must value their assets every day to compute the fund's NAV. NAV represents a fund's per share market value. It is derived by totaling all the cash and securities in a fund's portfolio, less any liabilities. Similarly, NAV per share is calculated by dividing the NAV by the number of shares outstanding. NAV computation is undertaken at the end of each trading day and is a critical duty and function of a mutual fund.

56.   During the Class Period, Infinity Q claimed to use models provided by third-party pricing services to determine the value of certain of the Funds' swap contracts for purposes of calculating its NAV.

57.   In reliance on the representations set forth in marketing and offering materials for the Funds, including representations as to the Funds' NAV, valuations of their assets, manner of future valuation of assets and the calculation of the Funds' NAV, and risk and volatility reports, investors purchased billions of dollars' worth of securities issued by the Funds and the Diversified Fund.

58.   On or about February 22, 2021, in a letter to investors, both the Funds and Infinity Q admitted that Infinity Q's CIO, defendant Velissaris, had been improperly "adjusting certain parameters" within third-party pricing models that affected the valuation of swap contracts owned by the Funds.

59.   As a result of this disclosure, and subsequent disclosures detailed below, it became clear that the valuations of the Funds' assets as represented to investors had been materially false and misleading for some time. Defendants repeatedly made materially false and misleading statements in offering materials, marketing materials, and in communications with investors regarding: (1) the Funds' present and past NAV; (2) the Funds' valuation procedures; (3) the risks to investors of investing in securities issued by the Funds; and (4) the Funds' risk oversight, as detailed below.

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60.   Unbeknownst to investors, and disregarding the significant risks associated with pricing the Funds' swap instruments, Defendants (including the Valuation Committee of Infinity Q) did not follow the pricing guidelines in the valuation policies described below, did not review the Funds' swap valuations for accuracy, and did not gather and review materials to support Infinity Q's determinations.

61.   Further, as detailed in the government allegations:

> *Rather, [defendants] permitted virtually all of the Fund's swap instruments to be unilaterally priced by Infinity Q and its portfolio manager, Velissaris, using Bloomberg's B-Val pricing service ("B-Val")[4] with virtually no oversight or independent verification*. The only derivatives not priced by B-Val were so-called "dispersion" instruments, which Infinity Q was likewise permitted to price unilaterally using its own "proprietary modeling."

62.   Moreover, the Valuation Committee did not require Infinity Q to support or explain any particular swap valuation, did not collect valuation worksheets supporting the prices (as was supposed to be part of the standard valuation process), and otherwise failed to independently verify the models and inputs used in B-Val to generate prices.

63.   The effect of this deviation from the Valuation Policies was that Infinity Q – and Velissaris – exercised complete control over the B-Val models and the calculations of the Funds' swap prices. Indeed, as the SEC would find in its investigation, Velissaris inputted and generated the B-Val prices with virtually no oversight or contemporaneous record.

64.   As alleged by the SEC, the mismarking over time in the Volatility Fund was material. The mismarking, which is based on a third-party valuation firm's recalculation of the

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4   B-Val is a digital platform that estimates the prices of derivative instruments using financial "models" designed to match the structure of the instrument being priced. Because Bloomberg does not have access to the actual terms of a swap contract, the B-Val service relies on the accuracy of the inputs provided by the user to estimate how a particular instrument may trade in the market.

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Volatility Fund's month-end total assets, and at times was more than 137% overvalued, is reflected in Table 1 below:

Table 1: Recalculated Private Fund Total Assets

Month End	IQ Reported Private Fund Assets	Recalculated Private Fund Assets	Difference	Percent Overvalued
3/31/2017	$15,804,643	$15,073,573	($731,070)	4.85%
6/30/2017	$22,329,236	$21,424,835	($904,401)	4.22%
9/30/2017	$25,374,163	$22,209,342	($3,164,821)	14.25%
12/31/2017	$25,997,988	$21,604,391	($4,393,596)	20.34%
3/31/2018	$61,234,674	$54,262,369	($6,972,305)	12.85%
6/30/2018	$64,872,235	$54,978,327	($9,893,907)	18.00%
9/30/2018	$142,796,073	$131,803,572	($10,992,501)	8.34%
12/31/2018	$199,931,440	$178,721,393	($21,210,047)	11.87%
3/31/2019	$254,842,728	$221,705,632	($33,137,096)	14.95%
6/30/2019	$351,156,337	$292,807,701	($58,348,636)	19.93%
9/30/2019	$401,002,746	$328,179,700	($72,823,045)	22.19%
12/31/2019	$739,891,190	$635,995,332	($103,895,858)	16.34%
3/31/2020	$894,138,173	$377,048,061	($517,090,112)	137.14%
6/30/2020	$1,088,347,495	$584,142,466	($504,205,029)	86.32%
9/30/2020	$1,136,106,710	$618,013,331	($518,093,379)	83.83%
12/31/2020	$1,183,716,570	$697,707,143	($486,009,427)	69.66%
1/31/2021	$1,224,776,684	$737,038,694	($487,737,990)	66.18%

65.   Ultimately, the Funds were forced into liquidation. By October 31, 2021, the Volatility Fund completed the liquidation of its assets, other than a small investment in a product run by the wife of defendant Velissaris that she has purportedly refused to liquidate. Although the last reported NAV of the Volatility Fund was $1.22 billion, the Volatility Fund only held $653 million in cash and comparable assets following liquidation, confirming that the NAV had been **_overstated by $567 million_**.

66.   Adding insult to injury, Infinity Q has effectively held investors' money hostage since admitting to the mismarking issues. In the meantime, Defendants continue to spend on defense costs and in responding to governmental investigations. This course of conduct further risks depleting the Funds and has compounded investor damages.

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MATERIALLY FALSE AND MISLEADING STATEMENTS
AND OMISSIONS DURING THE CLASS PERIOD

The Volatility Fund

67.   Given the admittedly manipulated and overstated valuations of fund assets, periodic statements as to the Volatility Fund's balance sheet, statement of operations, statement of cash flows, statement of shareholders' capital, statement of each shareholder's schedule of shareholder's capital (net assets), and audited financial statements of the Volatility Fund prepared after the end of each fiscal year (each of which was audited by the Auditor) were materially false and misleading when made.

68.   The 2019 Volatility Fund Annual Report stated that the Volatility Fund's net assets were $210,594,845 as of December 31, 2018, and $73,742,277 for the offshore fund as of December 31, 2018.

69.   The 2020 Volatility Fund Annual Report stated that the Volatility Fund's net assets were $789,950,593 as of December 31, 2019 and $275,687,542 for the offshore fund as of December 31, 2019.

70.   The annual audited reports were signed by defendant Lindell, the Chief Risk Officer and Chief Operating Officer, and were certified by defendant EisnerAmper stating that the financial statements "present fairly, in all material respects, the financial position" of the Volatility Fund and are "in accordance with accounting principles generally accepted in the United States of America."[5] This representation was an untrue statement of material fact and omitted to state other facts necessary to make the statement made not misleading, because the financial statements for the Volatility Fund had not been prepared in accordance with GAAP but in fact were the product

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[5]   Defendant EisnerAmper also represented that "[w]e believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion."

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of pricing manipulation by Infinity Q designed to artificially inflate the Volatility Fund's NAV.

These false and misleading financials were also incorporated and repeated in the unaudited income

statement and general status report of the Volatility Fund's investments and activities after the end

of each of the first three quarters of each respective fiscal year. The last reported NAV of the

Volatility Fund was $1.22 billion as of February 28, 2021, confirming that the NAV had been

overstated by $567 million (since the Volatility Fund only held $653 million following

liquidation).

71. The Volatility Fund's Class Period offering memoranda (the "Offering

Memoranda") also made false and misleading representations concerning the Volatility Fund's

"valuation" policies and procedures, stating in pertinent part as follows:

> Infinity Q, as a fiduciary of the Master Fund and the Investment Manager
> of the Fund, has an obligation to value the investments held by each client account
> in a manner that is fair, consistent and in the best interest of each client. Infinity Q
> calculates fees charged to clients and performance that it may use in presentations
> to clients and prospects based on the values of assets in client accounts. An
> incorrect valuation of assets may result in overcharges of fees to clients and/or
> overstatement of performance information, which in each case may be a violation
> of Infinity Q's fiduciary duty and the anti-fraud provisions of the Advisers Act.

> Infinity Q has established valuation policies and procedures (the "Valuation
> Policy") in an effort to reasonably ensure portfolio holdings ("Positions") are
> valued in accordance with the offering documents of the investment funds managed
> by Infinity Q (the "Infinity Q Funds") and GAAP, specifically, U.S. FASB
> Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*.
> GAAP requires the use of "fair value" in determining the value of the asset. Under
> these principles, fair value is the price that would be received to sell an asset or paid
> to transfer a liability in an orderly transaction between market participants at the
> valuation date. ***These principles require that fair value measurements be
> determined based on the assumptions that market participants would use in
> pricing the asset or liability, including assumption about risk, and the effect of
> restrictions on the sale or use of an asset***.

<p style="text-align:center">*   *   *</p>

> ***The Fund has retained Infinity Q, pursuant to the Investment
> Management Agreement, to, among other things, determine the value of the
> Fund's assets in accordance with the principles set out below and has also***

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retained the Administrator, pursuant to the Administration Agreement (as defined below), to, among other things, compute the net asset value of the Participating Shares and to disseminate that information to the Fund and its Shareholders.

Policy

It is the general policy of Infinity Q that assets for which market quotations are readily available be valued at their market value. In situations where no market quotations are available, Infinity Q seeks to utilize the value of similar assets where market quotations are available or model or matrix pricing for assets when both market quotations and similar publicly traded assets are not available, or as necessary to facilitate fair value.

Procedures

The primary source of pricing information typically will be independent sources, such as brokers or pricing services, but Infinity Q's Valuation Committee (as defined below) is ultimately responsible for determining fair value for investments held by each client account. The value of those positions will form an integral part of each net asset value calculation. *Once a price is established for a portfolio security, it shall be used for all Infinity Q Funds that hold the security*.

U.S. Bancorp Fund Services, LLC and its affiliates, the administrator(s) of the Infinity Q Funds, calculates the net asset values of the assets in client accounts and in the Infinity Q Funds for fee calculation and other purposes on the "Valuation Date". The Valuation Date is the last day of each month for each Infinity Q Fund.

72.   The statements above in ¶¶68-71 were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading because the Volatility Fund's daily NAV did not accurately reflect the true value of swap contracts held by the Volatility Fund, established prices for portfolio securities were not used for all Funds that held each security, and Defendants did not attempt in good faith to determine the fair value of swap contracts, but instead incorporated false data.

73.   The Offering Memoranda further represent as to the pricing of shares in pertinent part as follows:

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Fair Value Pricing

If market quotations or official closing prices are not readily available or do not accurately reflect fair value for an asset, or if an asset's value has been materially affected by events occurring after the close of the principal market on which the asset is traded, but before the Valuation Date, the asset may be valued by another method that Infinity Q believes accurately reflects fair value. Infinity Q's Valuation Committee, described further below, is responsible for fair valuation. ASC 820 provides guidance regarding appropriate valuation methodologies. ASC 820's recommended hierarchy of valuation metrics is summarized as follows, in descending order of preference:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets where there are few transactions, prices are not current, price quotations vary substantially over time or among market markers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability (*e.g.*, interest rates, yield curves, volatilities, prepayment speeds, loss expectations, credit risks, expected default rates, and net asset values for investment companies that can be redeemed in the "near term"); or (d) inputs derived from or corroborated by observable market data by correlation or other means;

Level 3: Unobservable inputs for the asset or liability.

Fair valuation methodologies also may incorporate, among other things:

- Broker-dealer quotes;

- Other third-party quotation providers;

- Bids and Asks on exchanges where the asset is traded;

- Investment cost;

- Prices obtained during subsequent financing events;

- Discounted expected future cash flows;

- Pricing formulas (*e.g.*, Black-Scholes model);

- Prior trades; and/or

- Pricing matrices.

As soon as market quotations become available for a security being "fair valued," such market values shall be used in the calculation of an Infinity Q Fund's

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net asset value without any action required by the Valuation Committee. In addition, securities will not be valued at "fair value" whenever market quotations are readily available.

74.   The statements above in ¶73 were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading because the description of the pricing of shares failed to disclose that the purported fair value pricing procedures were not designed to ensure the Volatility Fund is accurately priced, and did not account for Infinity Q's manipulation of the third-party valuation models.

75.   The Offering Memoranda also misrepresented the role of the Valuation Committee, stating in pertinent part as follows:

Valuation Committee

Infinity Q has established a valuation committee (the "Valuation Committee") that is responsible for determining fair values and to ensure timely analysis and implementation of policies related to the pricing of individual securities or groups of securities that may be held by Infinity Q Funds.

The Valuation Committee is comprised of members of senior management including Infinity Q's Chief Investment Officer, Chief Executive Officer, Chief Risk Officer, and Chief Compliance Officer. In addition, other members of the investment team, Infinity Q's administrators, auditors, and third party valuation firms may be invited and participate as observers to Valuation Committee meetings.

The Valuation Committee meets monthly or more often if needed to establish pricing. A quorum is necessary for all meetings of the Valuation Committee where any action or determination by the members shall be made. A quorum shall be constituted by the presence of a majority of the members in person or by means of conference telephone or any other means of communication by which all persons participating in the meeting are able to communicate with each other. Any action or determination by the Valuation Committee shall require the approval of a majority of all members present at such meeting in quorum. In the event that any resolution or action is passed at an inquorate meeting, such resolution or action shall be deemed to have been duly passed if it is afterwards ratified by the required majority of the members at a quorate meeting of members duly convened. In lieu of a meeting, the members may also reach decisions by way of written resolution or ratification, and a decision taken by way of written resolution or ratification signed by a majority of the members entitled to vote on such matters

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shall have the same effect as if that decision had been duly taken by a vote at a duly convened meeting of the members.

The Valuation Committee is responsible for carrying out certain functions relating to the valuation of portfolio securities and other assets. These responsibilities include:

(a)   *Oversight over valuations focused on developing and/or assessing the methodologies and information/pricing sources to be used for performing independent price verifications or price substantiations on each Position.*

(b)   *Oversight over the price substantiation process, including third-party valuation agents and services.*

(c)   *Approval of Position valuations at each Valuation Date.*

(d)   Where broker quotes/price indications or pricing service values (each, a "quote") are relied upon to value a particular type of asset, reviewing quantitative and qualitative information, such as the appropriateness of the source (*e.g.*, pricing source, broker or other source), recent trade activity and outliers and, where appropriate, quantitative support for valuations used.

(e)   Where models/memos provide the basis for Position valuations, reviewing such models/memos and any supporting documentation. From time to time the Valuation Committee may elect to have third parties provide price assurance or to value Positions outright.

(f)   *Ensuring that the valuation process periodically includes back-testing of a sample of valuations to the extent possible and where it is likely to provide a reasonable base of comparison, against the recent purchase or sale prices of Positions.*

(g)   Not less than annually, reviewing and approving this Policy.

Infinity Q's Chief Investment Officer is responsible for preparing or causing to be prepared minutes of each meeting of the Valuation Committee, which shall describe the actions taken at the meeting.

76.   The Offering Memoranda also made false and misleading representations

concerning the Volatility Fund's "Valuation Considerations," stating in pertinent part as follows:

Valuation Considerations

As a general principle, valuations should reflect the amount that an Infinity Q Fund could reasonably expect to receive for the security upon its

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current sale. Therefore, ascertaining fair value requires a determination of the amount that an arm's-length buyer, under the circumstances, would currently pay for the security, exclusive of blockage discounts. Fair value <u>cannot</u> be based on what a buyer might pay at some later time, such as when the market ultimately recognizes the security's true value as currently perceived by Infinity Q. An Infinity Q Fund also may <u>not</u> fair value portfolio securities at prices that are not achievable on a current basis on the belief that it would not currently need to sell those securities. Thus, for example, an Infinity Q Fund generally may not fair value portfolio securities at par based on the expectation that it will hold those securities until maturity, if it could not receive par value upon the current sale of those securities.

77.   The Offering Memoranda further made false and misleading representations concerning the Volatility Fund's "Valuation Methodology," stating in pertinent part as follows:

Valuation Methodology

In valuing assets, the following general principals apply:

- **<u>Equity Securities</u>:** Equity securities, including preferred stock, ETFs, and ADRs, that are listed for trading on an active recognized exchange or market and are freely transferable are valued at the last reported sales price, as quoted by Bloomberg Valuation Services ("<u>Bloomberg</u>"), or other recognized pricing sources. In certain instances when it is determined that the market is not actively trading, the monthly Volume Weighted Average Price, as determined by Bloomberg will be utilized and/or a marketability adjustment will be applied.

- **<u>Equity Total Return Swaps</u>:** *Equity swaps, including CFDs and basket swaps, are valued consistent with the methodology discussed above for the underlying equity security on which the performance of the swap is based*.

- **<u>Listed Options</u>:** Options that are listed on a securities exchange are valued at their last sales prices as quoted on Bloomberg or other recognized pricing sources; *provided*, that if the last sales prices of such options do not fall between the last "bid" and "asked" prices for such options on that date, then the options are valued at the mean between the last "bid" and "asked" prices for such options on that date.

- **<u>OTC Equity Options</u>:** Over-the-counter options that have settled based on the settlement price of similar exchange-traded options are value consistent with the methodology discussed above for listed options. If no similar exchange-traded options are available, then the option is priced via a Black-Scholes model on Bloomberg. These values are compared to broker quotes for reasonableness. Any material differences are compared to the valuation

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obtained by the Administrator and a determination of the appropriate fair value is made.

- **<u>Debt</u>:** Debt securities, including sovereign debt, corporate debt and convertibles, are valued at the "*mid*" as provided by Thomson Reuters or other recognized pricing sources. If reported mids are not available, then prices are received from independent broker/dealers who may also be market makers in the securities.

- **<u>Futures</u>:** Futures are valued at the settle close, as quoted on Bloomberg or other recognized pricing sources.

- **<u>Currency Contracts</u>:** Forward and spot non-U.S. currencies are converted into U.S. dollars using foreign exchange rates obtained from Bloomberg at approximately 4:30 p.m. EST.

- **<u>Credit Default Swaps</u>:** *Credit default swaps are valued via Bloomberg utilizing the ISDA Standard Upfront Model on a daily basis. At each month end, valuations are compared to the values provided by counterparties for reasonableness*.

- **<u>OTC Derivatives</u>:** *Reliable quotes for certain OTC derivatives, including variance swaps, volatility swaps, fx options, and swaptions, may not be available from data providers, either because the transactions are "one of a kind" or not actively traded. Infinity Q utilizes Bloomberg, broker quotes, and counterparty valuations to provide a fair value for these securities. At each month end, valuations are compared to the values provided by counterparties for reasonableness*.

- **<u>Investment Funds</u>:** Investments in other investment funds (hedge funds, private equity or other private funds) ("<u>Portfolio Funds</u>") are valued at the latest month-end or quarter-end unaudited or audited net asset value. However, if Infinity Q reasonably believes that the valuations furnished do not reflect the fair value of the underlying assets, adjustments may be made to such values.

In addition, an Infinity Q Fund may invest in Portfolio Funds that provide net asset values on a quarterly, semi-annual or annual basis, rather than on a monthly basis, and, therefore, Infinity Q may be required to rely on a monthly approximation of the net asset values of certain portfolio funds provided to it by such Portfolio Funds' fund manager.

Recordkeeping

Fair value documentation shall include (1) the identity of the affected portfolio(s); (2) a copy of any materials considered in making the fair value determination; (3) a brief summary of the relevant factors considered; and (4) any follow-up information to close out a prior fair value determination. All valuation

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determinations, and documentation related thereto, shall be retained for a period of not less than six years after the close of the applicable Infinity Q Fund's fiscal year, and for the first two years in an easily accessible place.

78.   The statements above in ¶¶75-77 as to the Valuation Committee, Valuation Considerations, and Valuation Methodology were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading because the Valuation Committee was not taking the proper "considerations" and "methodology" when calculating NAV and ensuring that the Volatility Fund's assets were properly valued and was either complicit in Infinity Q's mismarking of the Volatility Fund's assets or had completely abdicated its responsibilities to ensure the Volatility Fund's assets were properly valued. The Valuation Committee also failed to take the necessary steps to review and oversee each Adviser's valuation of securities.

79.   The representations in ¶¶75-77 above are also untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading in that they fail to disclose the full picture of the valuation of the swap contracts, nor do they account for the increased risks associated with the misstated valuations of the swap contracts. Specifically, the statements in the offering materials and periodic reports made false and/or misleading statements and/or failed to disclose that Infinity Q: (a) manipulated the pricing methodology to value the Volatility Fund's assets; (b) failed to employ the valuation methodologies and internal controls policies and procedures as represented to investors; and (c) materially overstated the Volatility Fund's NAV.

80.   Although the offering materials for the Volatility Fund included generic warnings regarding the possibility of future losses from trading, volatility, and derivatives that are applicable to investing in general, these representations were themselves materially misleading because they failed to disclose the specific risks and the magnitude of the risks that resulted from the

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manipulation of the Volatility Fund's pricing methodologies and the material overstatement of the Volatility Fund's NAV. Moreover, Defendants' purported discussions of "risk" were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading because they were presented as future potential contingencies while failing to disclose adverse facts that had already occurred. For example, the offering materials stated that risks associated with "Misconduct of Infinity Q Personnel Third-Party Service Providers" ***could*** happen, but failed to disclose that the Volatility Fund's NAV had ***already*** been artificially inflated through manipulation of applicable pricing methodologies. Furthermore, the boilerplate warnings were insufficient to negate the misleading impression created by the misrepresentations in the Volatility Fund's investor materials, as detailed herein, that the Volatility Fund had effective valuation procedures and policies that would preserve capital and achieve growth regardless of market conditions and particularly in down markets. The offering materials for the Volatility Fund entirely omitted the specific risk that an investment manager could (and did) manipulate third-party valuation models that would lead to catastrophic losses in the Volatility Fund's assets. Moreover, Defendants' purported "risk" discussions were themselves materially misleading because those discussions presented future potential adverse contingencies, while failing to disclose that Infinity Q's CIO altered the pricing methodologies used to value the Volatility Fund's assets and that the Volatility Fund had already failed to perform the price verifications and other due diligence that it represented to investors had been done.

81.   In its required reporting on Form ADV for 2017 through 2020, Infinity Q represented that 100% of the Volatility Fund's assets were valued by a person who was not a "related person" of Infinity Q.

82.   The statements in ¶¶80-81 were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading. Specifically, the

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statements from the Volatility Fund's Form ADV were misleading because they failed to disclose that the Volatility Fund's assets were in fact priced with significant input from Infinity Q personnel, and that Infinity Q: (a) manipulated the pricing methodology for the Volatility Fund's assets; (b) failed to employ the valuation methodologies and internal controls policies and procedures represented to investors; and (c) materially overstated the Volatility Fund's NAV.

83.   In addition, throughout the Class Period the Trust Defendants, together with the knowing assistance of Quasar as the principal distributor and underwriter of the Diversified Fund, issued and distributed to investors the following Class Period SEC filings, offering materials, and marketing materials, among other documents and materials, in connection with the continuous offering of the Diversified Fund's shares:

(a)   Diversified Fund Registration Statements filed with the SEC with effective dates February 1, 2018, December 31, 2018, and December 31, 2019 (collectively, the "Registration Statements");

(b)   Diversified Fund Prospectuses appended to the Registration Statements (together with the Registration Statements, the "Prospectuses");

(c)   Diversified Fund Summary Prospectuses dated February 1, 2018, December 31, 2018, and December 31, 2019 (collectively, the "Summary Prospectuses");

(d)   Diversified Fund Statements of Additional Information ("SAIs") and SAI Supplements;

(e)   Certified Shareholder Reports of Registered Management Investment Companies (Form N-CSR), filed with the SEC at the end of each fiscal year (August 31) by Infinity Q (the "Diversified Fund Annual Reports");

(f)   periodic "Investor Insights" providing market commentary;

(g)   periodic "Volatility Updates"; and

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(h)   periodic "Risk Reports."

84.   The Trust Defendants made materially false and misleading statements and omissions in connection with their public representations that facilitated and enabled Defendants' fraudulent scheme. For example, the Prospectuses for the Diversified Fund claimed that the Adviser employed fair market values in the valuing of assets managed by the Adviser and that this process was overseen by the Trust Board in connection with the Diversified Fund. Because the Adviser was simultaneously valuing the same or similar assets in connection with valuing the assets of the Funds, these materially false and misleading statements created a false impression regarding the Adviser's valuation practices and risk controls. The Prospectuses stated in pertinent part as follows:

> *When reliable market quotations are not readily available or the Fund's pricing service does not provide a valuation (or provides a valuation that in the judgment of the Adviser does not represent the security's fair value) or when, in the judgment of the Adviser, events have rendered the market value unreliable, a security or other asset is valued at its fair value as determined under procedures approved by the Board*. Valuing securities at fair value is intended to ensure that the Fund is accurately priced and involves reliance on judgment. Fair value determinations are made in good faith in accordance with the procedures adopted by the Board. The Board will regularly evaluate whether the Fund's fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust's valuation committee.

85.   The description of the pricing procedures employed by the Adviser and the Trust Board in ¶84 was an untrue statement of material fact and omitted to state other facts necessary to make the statement made not misleading because the purportedly fair value pricing procedures were not designed to ensure the Diversified Fund was accurately priced, nor did it accurately reflect how the NAV was being calculated. In fact, during the Class Period, Infinity Q's CIO, defendant Velissaris, had systematically mismarked the Diversified Fund's assets in order to artificially inflate the Diversified Fund's NAV.

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86.   The Prospectuses each also misrepresented the role of the Trust's Valuation Committee and how securities held by the Trust were valued. For instance, the December 31, 2018 Prospectus stated in pertinent part as follows:

> The Board has delegated day-to-day valuation matters to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant Treasurer and is overseen by the Trustees. ***The function of the Valuation Committee is to review each Adviser's valuation of securities held by any series of the Trust for which current and reliable market quotations are not readily available. Such securities are valued at their respective fair values as determined in good faith by each Adviser, and the Valuation Committee gathers and reviews Fair Valuation Forms that are completed by an Adviser to support its determinations, and which are subsequently reviewed and ratified by the Board***. The Valuation Committee meets as needed. The Valuation Committee met twelve times during the fiscal year ended August 31, 2018, with respect to the Fund.

87.   The statements in ¶86 regarding the role of the Valuation Committee in overseeing the Adviser and how the securities held by the Trust were valued were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading because the Valuation Committee was not taking the necessary steps to "review each Adviser's valuation of securities" and was not ensuring that the Diversified Fund's assets were properly valued. In fact, the Valuation Committee was either complicit in the systematic mismarking of the Diversified Fund's NAV or had completely abdicated its responsibilities, allowing the NAV of the Diversified Fund to be overstated by hundreds of millions of dollars and assets, some of which were also placed into the Funds, to be mismarked by the Adviser.

88.   Similarly, the December 31, 2018 Prospectus stated the following concerning valuation risk:

> **Valuation Risk**. The sales price the Fund could receive for any particular portfolio investment may differ from the Fund's valuation of the investment, particularly for securities or other investments that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the Fund had not fair-valued securities or had used a different valuation

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methodology. Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them. The Fund's ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third party service providers.

89.   The statements above in ¶88 were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading because they failed to disclose any risk that the valuations could be based, in part, on third-party valuation models which were intentionally manipulated by Infinity Q. Specifically, the statements omitted that Infinity Q's CIO, defendant Velissaris, was intentionally manipulating the third-party pricing models used in valuing swaps and other Diversified Fund positions, resulting in a gross overstatement of the Diversified Fund's historical NAV.

90.   The Prospectuses also misrepresented purported oversight of the Adviser by the Trust Board and Infinity Q's purported attempts to minimize risk, stating in relevant part as follows:

> The Board has general oversight responsibility with respect to the operation of the Trust and the Fund. ***The Board has engaged the Adviser to manage the Fund and is responsible for overseeing the Adviser and other service providers to the Trust and the Fund in accordance with the provisions of the 1940 Act and other applicable laws. The Board has established an Audit Committee to assist the Board in performing it oversight responsibilities.***
>
> *   *   *
>
> ***Through its direct oversight role, and indirectly through the Audit Committee, and officers of the Fund and service providers, the Board performs a risk oversight function for the Fund. To effectively perform its risk oversight function, the Board, among other things, performs the following activities: receives and reviews reports related to the performance and operations of the Fund; reviews and approves, as applicable, the compliance policies and procedures of the Fund; approves the Fund's principal investment policies; adopts policies and procedures designed to deter market timing; meets with representatives of various service providers, including the Adviser, to review and discuss the activities of the Fund and to provide direction with respect thereto; and appoints a chief compliance officer of the Fund who oversees the***

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implementation and testing of the Fund's compliance program and reports to the Board regarding compliance matters for the Fund and its service providers.

The Trust has an Audit Committee, which plays a significant role in the risk oversight of the Fund as it meets periodically with the auditors of the Fund. The Board also meets quarterly with the Fund's chief compliance officer.

Not all risks that may affect the Fund can be identified nor can controls be developed to eliminate or mitigate their occurrence or effects. It may not be practical or cost effective to eliminate or mitigate certain risks, the processes and controls employed to address certain risks may be limited in their effectiveness, and some risks are simply beyond the reasonable control of . . .the Adviser or other service providers. Moreover, it is necessary to bear certain risks (such as investment-related risks) to achieve the Fund's goals. As a result of the foregoing and other factors, the Fund's ability to manage risk is subject to substantial limitations.

91.   The statements in ¶90 were untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading because the Trust Board, the Adviser, and the Trust's Audit Committee were not, in fact, properly overseeing the operations of the Adviser to minimize risk and instead were employing valuation methods which drastically increased risk to investors.

EVENTS FOLLOWING THE CLASS PERIOD

92.   On or around February 22, 2021, Infinity Q filed a request with the SEC for an order pursuant to §22(e)(3) of the ICA suspending the right of redemption with respect to shares of the Diversified Fund, effective February 19, 2021, because of Infinity Q's inability to accurately determine that fund's NAV. The request also stated that the fund was liquidating its portfolio and distributing its assets to shareholders.

93.   As part of the "justification" for the request, Infinity Q admitted that Infinity Q's CIO, defendant Velissaris, had been "adjusting certain parameters within the third-party pricing model that affected the valuation" of swap contracts.

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94.   Infinity Q further admitted it was unable to conclude that these adjustments were reasonable, and, further, it was unable to verify that the values it had previously determined for the swap contracts were reflective of fair value.

95.   On February 22, 2021, the Volatility Fund sent the following letter to investors:

To: Limited Partners of Infinity Q Volatility Alpha Fund LP (the "**Partnership**") and the Members of Infinity Q Volatility Alpha Offshore Fund, Ltd. (the "**Company**")

Dear Investors,

Late last week, Leonard Potter, the Non-Executive Chairman of Infinity Q Capital Management, LLC ("**Infinity Q**" or the "**General Partner**"), learned that the U.S. Securities and Exchange Commission staff had obtained evidence that James Velissaris, Infinity Q's CEO and Chief Investment Officer, had accessed and altered models of an independent third-party pricing service used to value complex derivatives in the Fund's portfolio. Infinity Q has independently corroborated that Mr. Velissaris did access and alter the third party's valuation models but has not yet determined the impact of those alterations on the fair value of any positions. Mr. Potter assumed the management responsibilities of Infinity Q and, in order to protect investors, shut off Mr. Velissaris's access to all trading activities, removed his authority to access any accounts and placed him on administrative leave. Infinity Q is cooperating fully with the SEC investigation.

In light of this course of action, the General Partner on behalf of the Partnership and the Board of Directors of the Company have determined to immediately cease trading and suspend redemptions in the Partnership and the Company in accordance with Clause 5.05(g) of the Partnership Agreement and Clause 9 of the Articles of the Company. It is the view of the General Partner and the Board of Directors of the Company that suspension of redemptions is appropriate in the circumstances and is in the best interests of the Partnership and the Company respectively in order to ensure the equitable treatment of all Limited Partners and Shareholders as they further consider how to proceed in light of the situation.

We are currently assessing the portfolio and positions of the Partnership and will be following up with investors further in the coming days.

In relation to the Partnership, we note that the change of General Partner and amendment of the offering documents of the Partnership and the Company expected to occur on March 1, 2021 of which you were notified will no longer occur and the General Partner will remain the General Partner and liquidator of the Partnership.

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96.   As reported, beginning on March 1, 2021, Infinity Q began working to liquidate all assets held by the Funds that were not already in cash or cash equivalents as of February 22, 2021.

97.   By October 31, 2021 the Volatility Fund completed the liquidation of its assets, other than a small investment in a product run by the wife of defendant Velissaris that she has purportedly refused to liquidate. Although the Volatility Fund claimed an NAV of $1.22 billion as of February 2021, the Volatility Fund only held $653 million following liquidation, confirming that the NAV had been overstated by $567 million.

98.   On February 17, 2022, defendant Velissaris was indicted by the DOJ for securities fraud and obstruction of justice for orchestrating a scheme to lie to the Funds' investors and falsify documents. On the same day, both the SEC and the CFTC also charged defendant Velissaris with fraud for overvaluing the Funds' assets by more than $1 billion while pocketing tens of millions of dollars in fees. The complaints allege in part that Velissaris accomplished his scheme by, among other methods: (i) surreptitiously inputting false information into the models; (ii) changing the models' standard underlying computation codes; and (iii) using improper pricing templates to guarantee the pricing service would return whatever artificial values he wanted rather than the values that the independent pricing service models would produce without Velissaris' nefarious actions. Using these fraudulent valuations, the complaints allege, Velissaris successfully caused Infinity Q to show hundreds of millions of dollars in false, exaggerated gains, creating a false record of success that Infinity Q in turn used to charge inflated fees, induce existing pool participants to commit additional monies, and lure in new participants.

99.   Adding insult to injury, Infinity Q is currently holding investors' money hostage, refusing to give back any money to Volatility Fund investors unless they release Defendants from liability. In the meantime, there is a substantial risk that Defendants are continuing to deplete the assets of the Funds through legal defense costs, effectively treating investor assets as an enormous

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legal defense fund. Investors in the Funds are now therefore left waiting for an unknown amount of time to learn what their investments in each of the Funds are actually worth and what they will receive at liquidation.

CLASS ACTION ALLEGATIONS

100.   Plaintiff brings this action as a class action on behalf of a class consisting of all persons and entities who purchased the securities of the Funds during the Class Period, and were damaged thereby. Excluded from the Class are Defendants, the officers and directors of Infinity Q and the Funds, members of the individual defendants' immediate families, their legal representatives, heirs, successors, or assigns, and any entity in which the officers and directors of Infinity Q have or had a controlling interest. This action is properly maintainable as a class action under C.P.L.R. §901, *et seq.* for the reasons set forth below.

101.   The members of the Class are so numerous that joinder of all members is impracticable. The last reported NAVs for the Funds exceeded a billion dollars, representing a large investor base. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Funds or their transfer agents and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions, including being given an opportunity to exclude themselves from the Class.

102.   Plaintiff's claims are typical of the claims of the members of the Class, as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of the state laws complained of herein.

103.   Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

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104.   Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a)   whether statements made by defendants to investors misrepresented material facts about the operations and valuation of the Funds; and

(b)   to what extent the members of the Class have sustained damages and the proper measure of damages.

105.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

ADDITIONAL ALLEGATIONS OF SCIENTER

106.   In support of the following counts, the following facts support a compelling inference that the Adviser, the Administrator, the Individual Defendants, the Auditor, the Trust Defendants, Quasar, and the Funds acted with sufficient scienter at all relevant times. At the very least, these defendants knew about (or recklessly disregarded) the manipulation of NAV pricing and/or had access to additional facts rendering their public statements materially false or misleading.

**Defendants' Positions, Awareness,
and Direct Involvement in the Funds**

107.   The Volatility Master Fund was the issuer of the Volatility Fund, and the Volatility Feeder Fund operated as a "feeder" fund into the Volatility Fund.

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108.   Infinity Q was the Adviser to the Funds during the Class Period. Infinity Q retained the authority to make all investment decisions for the Funds, in exchange for a monthly management fee.

109.   Defendant Velissaris was a Director of the Adviser during the Class Period, and until February 20, 2021, was its CIO. Additionally, Velissaris was a member of the Board of Directors for the Volatility Feeder Fund and was responsible for the overall management and control of the Volatility Fund. According to the government complaints, Velissaris also took various steps to conceal his fraud, including: (i) providing falsified swap term sheets to Infinity Q's auditors; (ii) surreptitiously making retroactive changes to Infinity Q's written valuation policy; and (iii) creating phony minutes for meetings of Infinity Q's Valuation Committee that never happened.

110.   The SEC complaint further alleged:

> By March 2020, when faced with market volatility caused by the COVID-19 pandemic, [defendant] Velissaris knew that the Funds were poorly positioned for increasing market turmoil and that they were at risk of failing. [To buy more time,] Velissaris sought a $100 million cash infusion from affiliates of Infinity Q's partial owner [which apparently is defendant Bonderman], but the proposed loan was never made. In response and to try to stave off the . . . Funds' failure, Velissaris stepped up his manipulation of the valuations of positions held by the . . . Funds, resulting in the overvaluation of each of the Funds' net assets by hundreds of millions of dollars. This overvaluation attracted hundreds of millions of dollars in additional investments and forestalled investor redemptions, all while some funds with similar investment strategies struggled or failed.

111.   Defendants Potter and Lindell were officers of the Adviser during the Class Period. Additionally, both Potter and Lindell were members of the Board of Directors for the Volatility Feeder Fund and were responsible for the overall management and control of the Volatility Fund. As directors and/or executive officers of the Adviser, the Infinity Q Individual Defendants participated in the solicitation and sale of fund shares to investors in the Funds for their own benefit and the benefit of Infinity Q. Together, their positions, activities, and direct involvement with the

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day-to-day operations with either or both Funds indicate that they knew (or should have known) about the manipulation of NAV pricing and/or had access to additional facts rendering their public statements materially false or misleading.

112.   Defendant U.S. Bancorp was the Administrator for the Volatility Fund during the Class Period. U.S. Bancorp received fees, commissions, and/or profits from the Funds as part of its role as the Administrator for the Volatility Fund. As Administrator, U.S. Bancorp was responsible for the computation of performance data, including NAV per share and yield. U.S. Bancorp's former subsidiary, defendant Quasar, was also the distributor and underwriter for the Diversified Fund during the Cass Period, for which it received various fees and commissions.

113.   U.S. Bancorp as the Administrator of the Volatility Fund and Quasar as the principal underwriter and distributor of the Diversified Fund were fully aware during the Class Period that Infinity Q had "the ability to change inputs or calibrate any of the models."

114.   U.S. Bancorp and Quasar permitted Infinity Q and Velissaris to select and manipulate the pricing models utilized through a pricing service offered by Bloomberg Finance ("Bloomberg"), as well as the inputs relied upon by the models to estimate prices, despite Infinity Q's obvious financial incentive to inflate the Funds' prices to avoid reporting investment losses.

115.   While U.S. Bancorp repeatedly informed the Trust Board throughout the Class Period that such valuations could be "easily" checked on Bloomberg, it did not (and could not) independently verify the prices. Rather, throughout the Class Period, U.S. Bancorp merely downloaded prices from Bloomberg that had been created and manipulated by Infinity Q, which it then integrated directly into the Funds' published NAVs.

116.   The differences between the Funds' prices and those reported for the same securities by the Funds' counterparties (and even Infinity Q itself with respect to other accounts)

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diverged by millions of dollars, but U.S. Bancorp had no process for cross-checking the Funds'

prices and thus never discovered the discrepancies.

117.   Defendant EisnerAmper was the Funds' auditor during the Class Period. Defendant

EisnerAmper audited and certified the consolidated financial statements of assets and liabilities

concerning the Volatility Fund.

118.   According to a derivative complaint filed against Infinity Q in the Court of

Chancery of the State of Delaware, EisnerAmper informed Infinity Q "in an August 2020 meeting

that, as part of its annual audit review, EisnerAmper would 'utilize a third-party valuation

specialist to assist in the review of the valuations of the Fund's Level 3 securities,' and that an area

of 'emphasis' would be '[m]anagement's judgment in estimating valuation related to over-the-

counter Level 3 derivatives.'"

119.   "However, the methodology that EisnerAmper utilized for the testing, which was

ultimately approved by the . . . Audit Committee, was fundamentally flawed for the same reasons

that U.S. [Bancorp's] ongoing oversight was deficient and not identifying substantial pricing

errors."

120.   The derivative complaint further alleged:

> EisnerAmper claimed to have "independently tested on a sample basis the
> model utilized in determining the valuation using inputs from the instruments term
> sheets and an implied volatility based on an independent broker-quote or
> recalculation using Bloomberg," as well as the control "whereby the [model]
> valuations from Bloomberg are independently downloaded by U.S. Bancorp Global
> Fund Services (Fund Administrator) and compared to the Investment Advisor's
> download."

121.   But, like U.S. Bancorp's fundamentally flawed process, "EisnerAmper mistakenly

relied on the fraudulent B-Val models and inputs created by Infinity Q, and did not attempt to truly

replicate or independently verify the valuations that Infinity Q had been reporting.

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Indeed, . . . attempting to match Velissaris's extensive modifications to the models and inputs would have immediately revealed the pricing misconduct."

122. As a result, EisnerAmper's defective review revealed only $4.5 million in pricing discrepancies, despite the fact that only a few months later the SEC would reveal that the swap portfolio was nearly worthless.

123. EisnerAmper also arranged to have three sample swaps (of more than 150 contracts) independently tested by an outside valuation specialist. But the sample size was so small that, when Velissaris learned of the swaps that EisnerAmper planned to test, he was able to fraudulently modify the term sheets so as to change the factors affecting their value. Although Infinity Q personnel had already uploaded the actual term sheets to an online portal accessible to EisnerAmper, Velissaris arranged to have them replaced by the altered term sheets.

124. While EisnerAmper knew that the term sheets had been purportedly "updated" by Infinity Q without an explanation of what might have changed about the transactions, it made no effort to compare the two versions or otherwise determine why the original term sheets had been altered. The position that was tested and purportedly confirmed by EisnerAmper's valuation specialist was valued at over $22 million, but would soon prove to be worth less than $5 million. The derivative complaint alleged that "[b]ased on this wholly deficient review, EisnerAmper concluded that any pricing discrepancies within the Fund's portfolio were immaterial and that the risk of 'material misstatement of the valuation of derivatives [had] been reduced to an acceptable level.'"

125. Together, U.S. Bancorp, Quasar, and EisnerAmper represented themselves to the investing public as neutral arbiters of the financial health of the Funds and the Diversified Fund. In order to properly perform their respective roles, each was required to have access to, understand, and evaluate the financial positions of the Funds, including the NAV. In addition, each were

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compensated for their roles with the Funds and/or the Diversified Fund and benefited financially from the services rendered and the artificially high NAVs that the Funds fraudulently reported.

126.   Defendants Bonderman and IQME each owned more than 25% of the Adviser and were control persons of the Adviser during the Class Period.

127.   Furthermore in March 2020, Velissaris pressed Bonderman and IQME for a $100 million bail out loan, providing further evidence that Infinity Q was in dire straits. However, despite not receiving the loan, through Infinity Q's mismarking of assets, Infinity Q managed to post extremely strong financial results and attract a great deal more investors and capital than previously obtained. Simultaneously, according to the SEC, "while multiple competitors of Infinity Q failed or struggled," Infinity Q thrived. Thus, the unexpected growth and success of Infinity Q, despite nearly failing in March 2020, further bolsters the fact that Bonderman and IQME knew (or were reckless in not knowing) that these strong results could have only been achieved through the manipulation of NAV pricing as alleged herein.

128.   In addition, the Trust Defendants were specifically tasked with performing valuation checks and controls to ensure that the pricing of assets by Infinity Q reflected the assets' actual fair value. The Trust Defendants maintained a Valuation Committee and an Audit Committee and were responsible for additional oversight functions that would have necessarily made them aware of Infinity Q's mismarking of assets. At the very least, the Trust Defendants knew that Infinity Q was not employing the due diligence, risk management controls, and valuation procedures that had been represented to investors, and their knowing actions and failures to act were a substantial contributing factor to the fraud and resulting harm complained of herein.

Magnitude of the Fraud

129.   After reporting that the NAV of the Volatility Fund was $1.22 billion, the Volatility Fund only held $653 million in cash following liquidation, confirming that the NAV had been

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overstated by $567 million. Put differently, the value of the Funds was artificially inflated by more than **85%** as a result of the fraudulent scheme. The enormous scope of the fraud indicates that each of the defendants named in this section must have been aware of (or recklessly disregarded) the NAV pricing manipulation scheme.

Governmental Actions

130. On February 17, 2022, defendant Velissaris was indicted by the DOJ for securities fraud and obstruction of justice for orchestrating a scheme to lie to the Funds' investors and falsify documents. On the same day, both the SEC and the CFTC also charged defendant Velissaris with fraud for overvaluing the Funds' assets by more than $500 million while pocketing tens of millions of dollars in fees. The presence of multiple regulatory actions further bolsters scienter.

Infinity Q's Own Admissions

131. In their February 22, 2021 letter to the SEC, Infinity Q stated that "it would not be able to calculate a fair value for any of the Swaps in sufficient time to calculate an accurate NAV for at least several days." Further, in an admission of the extent of the fraud, the letter stated "that establishing and verifying those alternative methods may take several days or weeks" and that "Infinity Q and the Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations." Infinity Q has subsequently disclosed in conversations with investors that the investigation extends back to at least 2018. The scheme to misstate the Funds' NAV was not a small or isolated action, but an extensive and pervasive one about which each of the defendants named in this section either knew or were reckless in not knowing.

The Steel Sky Investment

132. In May 2020, the Volatility Fund made a $2.75 million investment in a private venture fund called Steel Sky, which the Volatility Fund has been unable to wind down. In

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violation of the Funds' purported controls and procedures, Steel Sky is managed by defendant Velissaris' wife, Maria Velissaris. This unorthodox and conflicted investment further establishes defendant Velissaris' knowing use of the Volatility Fund for personal gain, as well as an abdication of the oversight responsibility of the remaining defendants.

Motive and Opportunity

133. Defendants had the motive and opportunity to commit fraud. Many of the Defendants were compensated both in fixed retainer fees and based on the performance of the Funds' NAV.

134. Infinity Q charged participants in the Volatility Fund two types of fees: (a) a monthly management fee equal to 12.5 basis points (or 1.5% on an annual basis) multiplied by the average daily value of the participant's share of the hedge fund's net assets during the preceding month; and (b) a performance fee equal to 15% of the net capital appreciation (*i.e.*, profits) Infinity Q generated in the fund.

135. As a consequence of the fee structures in the Funds, Infinity Q and the Infinity Q Individual Defendants all were highly compensated, and such compensation increased with the Funds' NAV; first, by the management fee measured by the average daily value, and second with the performance fees associated with the profits of the Funds.

136. Similarly, as Administrator of the Volatility Fund, U.S. Bancorp, dba "Global Fund Services," was also compensated based on the daily NAV calculation. For example, for the fiscal year ended August 31, 2019, U.S. Bancorp was compensated $405,464.

137. Additionally, according to the SEC, Velissaris alone allegedly "collected more than $26 million in profit distributions through his fraudulent conduct and without disclosing his activities to investors."

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Additional Indicia of Scienter

138.   Further indications that defendants, including the Auditor and the Trust Defendants, either were or should have been aware of the nature and extent of the fraud is evidenced by how obvious the manipulation scheme was to uncover. As reported by *The Wall Street Journal*, one reported valuation was mathematically impossible, and in another instance, the disclosures show Infinity Q entered two nearly identical swap contracts referencing the same index over the same period, yet booked a gain on one that was more than three times as large as the other – an outcome analysts said defied logic. The nonsensical nature of the valuations further indicate that each of the defendants named in this section either knew, or should have known, about the Funds' fraudulently calculated NAV.

NO BESPEAKS CAUTION DOCTRINE

139.   The bespeaks caution doctrine applicable to forward-looking statements under certain circumstances does not apply to any of the false and misleading statements pleaded in this complaint. None of the statements complained of herein was a forward-looking statement. Rather they were historical statements, or statements (or omissions) of purportedly current facts and conditions at the time the statements were made.

140.   To the extent any of the false or misleading statements alleged herein can be construed as forward-looking, the statements were not accompanied by meaningful cautionary language identifying important facts that could cause actual results to differ materially from those in the statements. Thus, Infinity Q's verbal and written warnings accompanying its forward-looking statements issued during the Class Period were ineffective to shield those statements from liability.

141.   Defendants are also liable for any false or misleading forward-looking statements pleaded because, at the time each forward-looking statement was made, the speaker knew the

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forward-looking statement was false or misleading and the forward-looking statement was authorized and/or approved by an executive officer of Infinity Q who knew that the forward-looking statement was false.

CLASS WIDE RELIANCE

142.   Plaintiff can establish direct reliance on a class wide basis because the misrepresentations were of fundamental importance to investors in the Funds and no reasonable investor would have invested in the Funds at the prices paid, or at all, if they had known the truth. The misrepresentations involved the most central aspects of the Funds' value, such as the Funds' NAV and valuation policies and procedures.

143.   These material misrepresentations were uniformly relied upon by all investors in making their respective investment decisions and therefore can be established through evidence common to the Class.

LOSS CAUSATION/ECONOMIC LOSS

144.   As a result of Defendants' scheme, the Funds were overvalued throughout the Class Period. Put simply, the Funds' valuation data was false and their NAVs – which directly impacted the purchase price of the Funds' securities – were artificially inflated. Accordingly, the Funds' shares were overvalued and were worth less than represented.

145.   The revelation of the facts and circumstances that Defendants had misleadingly omitted exposed both Defendants' scheme and the overvaluation of the Funds' assets. The sharp decrease in the value of the Funds following liquidation was directly caused by Defendants' valuation scheme and the violations of law complained of herein. The revelation of Defendants' scheme also revealed that investors had paid more for the Funds' shares than they would have paid but for the scheme. By October 31, 2021 the Volatility Fund completed the liquidation of its assets, other than a small investment in a product run by the wife of defendant Velissaris that she

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has purportedly refused to liquidate. Although the last reported NAV of the Volatility Fund was $1.22 billion, the Volatility Fund only held $653 million following liquidation, confirming that the NAV had been overstated by $567 million.

146.   Adding insult to injury, Infinity Q is currently holding investors' money hostage, refusing to give back any money to Volatility Fund investors unless they release Defendants from liability. This improper conduct has further compounded investor damages.

FIRST CAUSE OF ACTION

Claim for Common Law Fraud Against All Defendants

147.   Plaintiff repeats and realleges each and every allegation contained above.

148.   This is a claim for common law fraud against all Defendants.

149.   To induce Plaintiff and the Class to invest in the Funds, Defendants (individually and in concert) directly or indirectly disseminated or approved the false statements specified above in the Offering Memorandum(s), Annual Reports, and other periodic filings, marketing materials, and communications, which they knew at the time or deliberately disregarded at the time were misleading in that they contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

150.   In reasonable reliance upon the false and misleading statements alleged herein, Plaintiff and the Class were induced to and did purchase or otherwise acquire interests in the Funds.

151.   As a direct and proximate result of the Defendants' fraud, Plaintiff and the Class suffered damages in an amount to be proved at trial.

SECOND CAUSE OF ACTION

Claim for Fraudulent Inducement Against All Defendants

152.   Plaintiff repeats and realleges each and every allegation contained above.

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153.   This is a claim for fraudulent inducement against all Defendants.

154.   This is a claim against Defendants for fraudulent inducement with respect to the subscription agreements Plaintiff and the Class entered into with respect to the Funds.

155.   Defendants made material misrepresentations in that the they failed to disclose that assets held by the Funds were, or could be, based, in substantial part, on third-party valuation models which were intentionally manipulated by Infinity Q. Specifically, the statements in the Offering Memorandum(s), Annual Reports, and other periodic filings, marketing materials, and communications omitted that Infinity Q's CIO, defendant Velissaris, was intentionally manipulating the third-party pricing models used in valuing swaps and other Volatility Fund positions, resulting in a gross overstatement of the Volatility Fund's historical NAV.

156.   Defendants knew the representations were false when they made them.

157.   Defendants knew or intended that Plaintiff and the Class would enter into investment contracts pursuant to the Funds' Offering Memorandum(s) based on the false statements and omissions.

158.   Plaintiff and the Class relied on the false statements about the valuation policies and omissions concerning Velissaris' manipulations in entering into investment contracts with the Defendants.

159.   Plaintiff and the Class have been damaged by entering into the investment agreement in an amount to be proved at trial.

THIRD CAUSE OF ACTION

Claim for Fraudulent Concealment Against All Defendants

160.   Plaintiff repeats and realleges each and every allegation contained above.

161.   This is a claim for fraudulent concealment against all Defendants.

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162.   Defendants suppressed and concealed material information concerning the valuations of the Funds with the intention that Plaintiff and the Class would thereby be induced to invest in the Funds.

163.   Defendants had a duty of disclosure to Plaintiff and the Class due to their unique positions of control over the information necessary for Plaintiff and the Class to make their investment decisions and Defendants knew that Plaintiff and the Class would rely on the information they provided when deciding whether to invest in the Funds.

164.   By virtue of their reasonable reliance on the obligation of Defendants to provide full and accurate information, Plaintiff and the Class were induced to enter into the transactions.

165.   Plaintiff and the Class suffered damages as a direct and proximate result of their reliance on the false and misleading statements and omissions in an amount to be proven at trial.

166.   Furthermore, as officers and/or directors, the Infinity Q Individual Defendants each had a duty to disseminate accurate and truthful information with respect to the Funds' financial condition and results of operations, and to correct promptly any statements issued by the Funds or Infinity Q which had become materially false or misleading.

FOURTH CAUSE OF ACTION

**Claim for Negligence Against All Defendants
Except the Trust Defendants or Quasar**

167.   Plaintiff repeats and realleges each and every allegation contained above.

168.   This is a claim for negligence against all Defendants other than the Trust Defendants or Quasar.

169.   The defendants named herein owed a duty to the Funds' investors to use ordinary care in:

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(a)   monitoring the valuation processes of the Funds with reasonable care and

in a manner that complied with the policies outlined in the Volatility Fund documents;

(b)   carrying out their obligations owed to investors as alleged herein; and

(c)   carrying out their fiduciary duties owed to the investors as alleged herein.

170.   The defendants named herein all participated in the management and valuation of

the Funds. Furthermore, as officers and/or directors, the Infinity Q Individual Defendants each

had a duty to disseminate accurate and truthful information with respect to the Funds' financial

condition and results of operations, and to correct promptly any statements issued by the Funds or

Infinity Q which had become materially false or misleading.

171.   The defendants named herein breached their duties to the investors in the Funds by,

inter alia:

(a)   failing to properly monitor the valuation processes in any meaningful way;

(b)   misrepresenting the value of the assets held by the Funds; and

(c)   failing to communicate the failure of the valuation process to the Funds'

investors.

172.   All members of the Class were impacted by these defendants' negligent execution

of their duties with respect to the Funds, which caused injury to Plaintiff and the Class in that:

(a)   the Funds were massively overvalued;

(b)   the Funds artificially positive results were designed to attract additional

investments to prop up the Funds' NAV; and

(c)   had the defendants carried out their duties with respect to the Funds, Infinity

Q's pricing manipulation scheme would have been prevented or halted, avoiding harm to Plaintiff

and the Class.

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173.   Plaintiff and the Class have suffered damages as a direct and proximate result of these defendants' negligence in an amount to be proven at trial.

FIFTH CAUSE OF ACTION

Claim for Negligent Misrepresentation Against All Defendants Except the Trust Defendants or Quasar

174.   Plaintiff repeats and realleges each and every allegation contained above.

175.   This is a claim for negligent misrepresentation against all Defendants other than the Trust Defendants or Quasar.

176.   Defendants named herein made materially false and misleading misrepresentations and omissions concerning the quality of the Funds' assets and the valuation system, which were communicated to each Class member.

177.   Plaintiff and the Class justifiably relied on these defendants' materially misleading statements and omissions as they went to the core of their investment decisions regarding the Funds – namely, the investment success and "uncorrelated returns" associated with the Funds and the determination of whether the respective rates of return associated with the Funds adequately compensated investors. The Funds would have been virtually unmarketable and would not have been sold to investors but for Defendants' misleading statements and omissions concerning the NAV calculations and valuation procedures and controls.

178.   Further, the defendants named herein had a special duty of care to accurately and completely represent all material facts to the Funds' investors because they owed such investors a fiduciary duty as alleged herein, and they represented to the Funds' investors that they would participate in the valuation system.

179.   All members of the Class refrained from taking action on the basis of these defendants' negligent statements and omissions, as follows:

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(a)   if defendants had properly executed their duties and undertakings, the Funds would not have been artificially overvalued at levels which were used to attract ever increasing numbers of investors into the Funds;

(b)   if defendants had properly updated the information they provided to investors, consistent with their duties and undertakings, investors would have protected their investment capital by: (i) insuring against the correlated losses shown in the market risk; or (ii) terminating their investment in the Funds; and

(c)   but for defendants' misrepresentations and omissions, the Funds would have been unmarketable and would not have been able to attract new investments.

180.   Plaintiff and the Class suffered damages as a direct and proximate result of the negligent misrepresentations and omissions of the defendants named herein in an amount to be proven at trial.

SIXTH CAUSE OF ACTION

Claim for Unjust Enrichment Against All Defendants
Except the Trust Defendants or Quasar

181.   Plaintiff repeats and realleges each and every allegation contained above.

182.   This is a claim for unjust enrichment or quasi contract against all Defendants other than the Trust Defendants or Quasar.

183.   Defendants named herein received substantial compensation for the services they provided in connection with either the Class' investment in the Funds' or these defendants' work on behalf of the Funds. On information and belief, this fee was derived in part from the NAV of the Funds. Thus, the higher the Funds' NAV, the larger the potential fees earned by these defendants. This economic incentive to permit these defendants' false valuation scheme, even in

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an increasingly risky market, explains but does not justify these defendants' failures to alert authorities and investors of the fraudulent scheme.

184.   The defendants named herein directly contributed to the destruction of hundreds of millions of dollars in investment value as a result of their participation in the fraudulent NAV pricing scheme. These defendants stood in conflicted positions relative to the Funds' investors. These defendants failed to exercise reasonable care in conducting their specific oversight roles in the valuation process, but were paid substantial profits and fees out of the Funds' investment principal and income.

185.   Having destroyed significant investment capital allocated to the Funds, and having taken conflicting positions relative to the Funds and their investors, it is against equity and good conscience to permit the defendants named herein to retain any profits or remuneration received in connection with the management of the Volatility Fund.

186.   New York has a public policy interest in fostering the integrity and transparency of financial markets since it is one of the leading financial centers in the world. These defendants' ill-gotten gains should be disgorged in favor of the Plaintiff and the Class in order to protect and promote this public policy.

<h2 style="text-align:center">SEVENTH CAUSE OF ACTION</h2>

<h3 style="text-align:center">Claim for Aiding and Abetting Against All Defendants</h3>

187.   Plaintiff repeats and realleges each and every allegation contained above.

188.   This is a claim for aiding and abetting against all Defendants.

189.   Defendants knew of the violations of law complained of herein and substantially assisted in such violations through their affirmative actions and failures to act.

190.   Defendants' actions and failure to act directly and proximately caused the harm to Plaintiff and the Class complained of herein upon which primary liability is predicated.

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PRAYER FOR RELIEF

WHEREFORE, Plaintiff respectfully prays for judgment as follows:

A.   Declaring this action to be a proper class action, designating Plaintiff as a Class representative, and appointing Plaintiff's counsel at Robbins Geller Rudman & Dowd LLP as Class counsel;

B.   Declaring and determining that Defendants violated the common law claims outlined above by reason of the acts and omissions alleged herein;

C.   Awarding Plaintiff and the Class compensatory damages against all Defendants, jointly and severally, in an amount to be proven at trial together with prejudgment interest thereon;

D.   Awarding punitive damages for Plaintiff's common-law fraud claims;

E.   Rescission or a rescissory measure of damages;

F.   Disgorging ill-gotten gains received by Defendants and the creation of a constructive trust and/or restitution;

G.   Awarding Plaintiff and the Class reasonable costs and expenses incurred in this action, including, but not limited to, attorneys' fees and costs incurred by consulting and testifying expert witnesses; and

H.   Granting such other equitable and further relief as the Court deems just and proper.

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JURY DEMAND

Plaintiff demands a trial by jury on all claims so triable.

DATED: August 12 , 2022

ROBBINS GELLER RUDMAN
  & DOWD LLP
SAMUEL H. RUDMAN
ROBERT M. ROTHMAN
DAVID A. ROSENFELD

_____
       s/ Samuel H. Rudman
      SAMUEL H. RUDMAN

58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
srudman@rgrdlaw.com
rrothman@rgrdlaw.com
drosenfeld@rgrdlaw.com

ROBBINS GELLER RUDMAN
  & DOWD LLP
ERIC I. NIEHAUS
BRIAN E. COCHRAN
JOHN M. KELLEY
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)
ericn@rgrdlaw.com
bcochran@rgrdlaw.com
jkelley@rgrdlaw.com

Attorneys for Plaintiff

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